                              [Flagstar Letterhead]


February 13, 2006

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561

      Re:   Flagstar Bancorp, Inc.
            Form 10-K filed March 23, 2005
            File No. 001-16577

Dear Mr. Vaughn:

      We are writing in response to your letter, dated November 23, 2005 (the "Comment Letter"), regarding the Annual Report on Form 10-K filed by Flagstar Bancorp, Inc. (the "10-K") on March 23, 2005. This letter is being provided to you today pursuant to our written request for an extension of time made to the staff of the Securities and Exchange Commission (the "Staff") on December 7, 2005 and also reflects our discussions with the Staff through January 26, 2006. Please note that our responses below reflect our understanding that we may defer any amendments to the 10-K pending the Staff's review of this letter.

      Our responses to the Comment Letter are set forth below, in each case preceded by a reproduction of the corresponding comment.

COMMENT NO. 1:    We continue to disagree with your assertion that all of your loans are sold on a non-recourse basis. Section 4.16 of the AICPA Audit and Accounting Guide for Depository and Lending
                  Institutions defines recourse risk as the risk that an investor may either reject a loan or require the mortgage lender to repurchase the loan if there is a defect in underwriting or documentation, or if the loan becomes delinquent within a specified amount of time after purchase.
                  We continue to believe that your obligation to repurchase the loans or indemnify the purchaser for any related losses in the event of a breach in representations and warranties meets the definition of recourse risk. As previously requested, please revise throughout the document to clarify and reflect that loans are sold on a limited-recourse basis with respect to certain representations and warranties. If you continue to believe otherwise, please provide us with your complete legal analysis of the risks you retained and copies of the contracts for the major types of loan sales. In addition, revise to clearly identify the triggers or motivation for repurchasing these loans if you

Mr. Kevin Vaughn
Securities and Exchange Commission
February 13, 2006
Page 2

                  believe you were not legally obligated to repurchase them or otherwise bear the risk of loss.

RESPONSE NO. 1:   As discussed with the Staff by telephone on December 2, 2005 and further on January 26, 2006, we propose to amend our disclosure in our future SEC filings to describe Flagstar's obligations with respect to loans sold by us in the secondary market without referring to these sales as nonrecourse, and to clarify the reasons we maintain a secondary market reserve for these loan sales. We propose to amend our disclosure in our future SEC filings to read as follows:

                      We sell most of the residential mortgage loans that we originate into the secondary mortgage market. When we sell mortgage loans, we make customary representations and warranties to the purchasers about various characteristics of each loan, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided. If a defect in the origination process is identified, we may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. If there are no such defects, we have no liability to the purchaser for losses it may incur on such loan. We maintain a secondary market reserve to account for the expected losses related to loans we may be required to repurchase (or the indemnity payments we may have to make to purchasers). The secondary market reserve takes into account both our estimate of expected losses on loans sold during the current accounting period, as well as adjustments to our previous estimates of expected losses on loans sold during the preceding five years. In each case these estimates are based on our most recent data regarding loan repurchases, actual credit losses on repurchased loans and recovery history, among other factors. Changes in the secondary market reserve due to current loan sales and adjustments in our previous estimates are recorded together as an increase or decrease in our gain on loan sales during the current accounting period. The amount of the secondary market reserve equaled $17.6 million and $19.0 million at December 31, 2005 and 2004, respectively.

                  Please also see our responses to Comment No. 5 and Comment No. 7, each of which refers to this proposed disclosure language.

COMMENT NO. 2:    Please revise your disclosure regarding Flagstar Credit
                  Corporation to quantify the exposure to losses for reinsurance assumed as of each balance sheet date. Separately disclose the amount of such reinsurance assumed related to loans you have sold from reinsurance assumed related to loans held in your portfolio. If you believe the amount of such exposure is not material to your results of operations or cash flows, please tell us the amounts.

Mr. Kevin Vaughn
Securities and Exchange Commission
February 13, 2006
Page 3


RESPONSE NO. 2:   As discussed with the Staff, Flagstar Credit Corporation
                  ("FCC") provides credit enhancement with respect to certain pools of mortgage loans underwritten and originated by us during each calendar year. However, most of the risk associated with these pools is ceded to unaffiliated private mortgage insurance companies. The private mortgage insurance companies provide loss coverage for foreclosure losses on up to 5% of the "insured risk" with respect to each pool of loans and for any loss greater than 10% of the insured risk with respect to each pool. The insured risk for any pool of loans is only 20% or less of the principal balance of the loans in the pool. FCC's share of the total amount of this insured risk is an intermediate tranche of credit enhancement risk, which covers the 5.01% to 10% range.1 Therefore, until credit losses on the entire pool of insured loans exceed 5% of the insured risk, FCC will have no liability on its credit enhancement obligation. At December 31, 2004, FCC's maximum exposure amounted to $100.8 million. However, given that the credit enhancement is provided on an aggregated pool basis (rather than on an individual loan basis), that FCC's obligation is subordinated to the primary insurers, and that the insured mortgage loans are fully collateralized, we believe FCC's actual risk exposure is immaterial. To date, no claim has been made against FCC on the mortgage loan credit enhancement it provides. Accordingly, we believe that disclosing FCC's loss exposure would suggest a potential for loss that is actually remote and therefore would not provide any meaningful guidance to investors.

COMMENT NO. 3:    Tell us whether Flagstar Credit Corporation assumed PMI risk on any of the loans you repurchased and subsequently recorded losses on through the Secondary Marketing Reserve. Tell us whether the third-party PMI insurer has paid any claims on loans where they ceded reinsurance to Flagstar Credit. If so, tell us the amounts involved and why reinsurance claims were not triggered.

RESPONSE NO. 3:   We may repurchase loans as to which FCC had provided its
                  secondary tranche of credit enhancement. As set forth in our response to Comment No. 2 above, FCC would be liable for losses in excess of 5% of the original "insured risk" of the pool of loans, which would continue to include any repurchased loans. In some cases, third party mortgage insurance companies that provided the primary level of mortgage insurance on these repurchased loans have paid claims to us for credit losses on loans we have repurchased. However, as noted in our response to Comment No. 2, we have not yet had a circumstance in which the credit losses suffered by a pool of loans for which FCC provided credit enhancement have risen to a level that would affect FCC's risk layer. Accordingly, FCC has never made a payment with respect to any loan repurchased by us.

--------
1 Accordingly, FCC's maximum exposure at any time equals 5% of the insured risk of the insured pools, or approximately 1% (i.e., 5% times the 20% insured risk) of the total principal balance of the loans in the pool.

Mr. Kevin Vaughn
Securities and Exchange Commission
February 13, 2006
Page 4


COMMENT NO. 4:    We note your response to comment 2 of our letter dated July 7,
                  2005. We disagree with your assertions that you do not hold any retained interests in the loans sold to the FHLBI and that you do not maintain any recourse on these loans. It is our position that you do hold a beneficial interest in the loans sold to the FHLBI as you maintain a right to receive all or a portion of specified cash inflows from the loans via the Lender Risk Account (LRA). It is also our position that you have a recourse obligation related to these loans as you are exposed to credit losses up to the amount of the LRA.

                  - As a result, the cash basis accounting you have employed to date would not be an acceptable method of accounting for the LRA. Please revise your financial statements accordingly.

                  - Please revise to disclose how you account for all assets obtained and liabilities incurred in the sale of loans to the FHLBI. Refer to Questions 67 and 68 of the Q&A on SFAS 140 for additional guidance.

                  - Please provide us with an analysis of your history of collections on the LRA that supports your estimates of the LRA used in your revised methodology for these amounts.

RESPONSE NO. 4:   We sold FHLBI approximately $335 million in loans from 2002 through 2005. At December 31, 2004, of those loans still outstanding, the unpaid principal balance was $231 million. As of that date, FHLBI maintained a corresponding Loss Reserve
                  Account (LRA) balance of approximately $120,000 or 0.05% of the unpaid principal balance of those loans. Under the terms of the FHLB loan purchase agreement we would be entitled to the excess of the LRA over an FHLB-established 30 bps estimate of expected losses in the loans we sold to the FHLB. We would not, however, be responsible for any losses over and above those that were reimbursed by the LRA.

                  Consistent with FAS 140, paragraphs 68 through 70, we understand that generally an amount equal to the fair value of the LRA would be recorded as a deferred income item and accreted into income net of any expected losses arising from the related loan pool. However, in our case, the current amount of the LRA at issue is below our estimate of expected losses on these loans. That is, in our judgment, our right to receive any cash from the LRA is completely offset by the expected losses inherent in the loan portfolios that we sold to the FHLBI. Thus, the LRA effectively has no value to us.

                  Thus, although the FHLB's loan purchase program provides that Flagstar has a right to receive any portion of the LRA not applied against credit losses on the loan portfolio at a future date, in our judgment there is no possibility of

Mr. Kevin Vaughn
Securities and Exchange Commission
February 13, 2006
Page 5


                  Flagstar ever receiving any material amount of these funds in light of the rather insignificant size of the LRA as compared to the related loan portfolio.

                  In the absence of any value being assigned to the LRA, we do not believe it would be meaningful to investors from the standpoint of accounting clarity to record the LRA as an asset and to create a corresponding valuation allowance in an equal amount to represent our estimate of expected losses on the loans sold to the FHLBI. This is especially true given the immaterial dollar amount of the LRA itself. Furthermore, describing these loans as recourse obligations will, in our opinion, create unnecessary confusion as to the true nature of these loan sales. The fact of the matter is that FHLBI cannot require us to "write a check" to reimburse it for any credit losses above the LRA amount. In light of these facts, we believe that our approach is not only reasonable, but is a clear and accurate accounting for these transactions.

COMMENT NO. 5:    We note your response to comment 4 of our letter dated July 7,
                  2005. We are still unclear as to the purpose of and accounting for your secondary market reserve. You disclose that the secondary marketing reserve is "a reserve against probable losses that will be incurred due to the repurchase of mortgage loans sold in the secondary market." Please advise us as follows with respect to this reserve:

                  - Please revise to disclose whether you are recording an obligation for the actual repurchase of these loans or whether you are recording an allowance for potential credit losses that you may realize once these loans are repurchased.

                  - If the purpose of this reserve is to record an obligation for the repurchase of these loans due to breaches in representations and warranties, please tell us how your accounting complies with the guidance set forth in FIN 45 related to guarantees. In addition, please revise future filings to provide the disclosures required by paragraph 13 of FIN 45.

                  - If the purpose of this reserve is to record an allowance for potential credit losses expected to be realized once these loans are repurchased, please tell us the authoritative literature upon which you relied in determining this accounting to be appropriate and how you determined that it was appropriate to net the Provision for such losses against your Gain on sale.

RESPONSE NO. 5:   As discussed in our response to Comment No. 1, the secondary market reserve reflects our estimate of expected losses on loans once they have been repurchased by Flagstar. It is not the purpose of the reserve to record an obligation to actually repurchase these loans. As noted in our response to Comment
                  No. 1, we propose to clarify the purpose of our secondary market reserve in our future SEC filings.

Mr. Kevin Vaughn
Securities and Exchange Commission
February 13, 2006
Page 6


                  We believe that recording the provision for such expected losses on loan sales (whether as a result of loan sales during the current accounting period or to take into consideration adjustments to our estimate of expected losses from loans sold in previous periods) as an adjustment against our gain on loan sales in the current period is consistent with paragraph 11 of SFAS No. 140 and with industry practice.


COMMENT NO. 6:    Please revise to provide a rollforward of this account balance for the last three years.

RESPONSE NO. 6:   The rollforward of the secondary market reserve for the
                  previous three years, as well as 2005, together with the allocation of the provision between the amount provided for the current year and the amount of the provision that relates to changes in prior year estimates is as follows:

                                              2005           2004           2003           2002
                                            --------       --------       --------       --------

                  Beginning balance         $ 19,002       $ 10,254       $  9,084       $ 12,972

                  Provision charged to
                    Gain on sale --
                     Current                   5,328          5,932         10,696          7,626
                     Prior                     7,156         18,105          3,464         (2,785)
                                            --------       --------       --------       --------
                     Total                    12,484         24,037         14,160          4,841
                                            --------       --------       --------       --------

                  Charge offs, net           (13,936)       (15,289)       (12,990)        (8,729)
                                            --------       --------       --------       --------


                  Ending balance            $ 17,550       $ 19,002       $ 10,254       $  9,084
                                            --------       --------       --------       --------

COMMENT NO. 7:    Please revise to clearly identify the timing of the provision for the secondary market reserve. Separately quantify the amounts that were recorded at the time of the sale versus the amounts that were recorded subsequent to the sale.

RESPONSE NO. 7:   As noted in our response to Comment No. 1, the adjustment to gain on loan sales in any accounting period for our provision to the secondary market reserve results from (i) our estimate of expected losses that we might incur on loans sold during the accounting period and (ii) adjustments to our earlier estimates of expected losses on loans sold during the preceding five years. The entries for each are made based on our internal methodology that we established effective in 2002 and continue to refine based on our ongoing analysis of credit losses we incur on loans we repurchased.

                  Because of the inherent imprecision of our estimation process, we believe that disclosure of these components of the provision on the face of the statement of consolidated earnings or elsewhere would improperly suggest a higher degree

Mr. Kevin Vaughn
Securities and Exchange Commission
February 13, 2006
Page 7


                  of certainty than is actually present. Indeed, this type of disclosure could prove to be more confusing to financial statement readers than helpful.

                  Accordingly, we propose to utilize the disclosure of our secondary market reserve, as set forth in our response to Comment 1, in future filings. Additionally, we will provide a rollforward of our secondary market reserve for the periods presented, but without the level of detail regarding the provision as presented in Response No. 6.

COMMENT NO. 8:    As requested in comment 6 of our previous letter, please
                  revise to provide the disclosures required by Item 307 of Regulation S-K with respect to your disclosure controls and procedures.


RESPONSE NO. 8:   The disclosure required by Item 307 of Regulations S-K
                  regarding our disclosure controls and procedures was inadvertently not included in our Annual Report on Form 10-K for the year ended December 31, 2004. However, this disclosure has been included in subsequent filings on Form 10-Q and, accordingly, the current assessment of management of our disclosure controls and procedures has been disclosed. As a result, it does not seem worthwhile to amend our 10-K at this time to include disclosure that has been superseded by subsequent filings.

                  However, if the staff continues to be of the view that we should amend our Annual Report on Form 10-K for the year ended December 31, 2004, we will make the following disclosure:

                      Evaluation of Disclosure Controls and Procedures. A review and evaluation was performed by our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures as of December 31, 2004, pursuant to Rule 13a-15(b) of the Securities Act of 1934. Based on that review and evaluation, the principal executive and financial officers have concluded that our current disclosure controls and procedures, as designed and implemented, were not operating effectively as a result of the material weaknesses reported in "Management's annual report on internal control over financial reporting" below."

         Flagstar Bancorp hereby acknowledges that:

         - it is responsible for the adequacy and accuracy of the disclosure in the filings;

         - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin Vaughn
Securities and Exchange Commission
February 13, 2006
Page 8


         - it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (248) 312-5580 or our outside counsel Jeremy Johnson of the Kutak Rock LLP law firm at (202) 828-2463.

                                   Sincerely,

                                    FLAGSTAR BANCORP, INC.



                                    /s/ Paul D. Borja
                                    ----------------------------------------
                                    By:   Paul D. Borja
                                    Its:  Executive Vice President and Chief
                                          Financial Officer